Nuveen Asset Management

333 West Wacker Drive

Chicago, IL 60606

Phone: 312-917-7700

www.nuveen.com

April 23, 2009

OVERNIGHT DELIVERY AND EDGAR

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen California Municipal Value Fund 2

Registration Statement on Form N-2

File Nos. 333-157060 and 811-22272

Dear Mr. Grzeskiewicz:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nuveen California Municipal Value Fund 2 (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 2:00 p.m., Eastern Time, on April 27, 2009 or as soon thereafter as practicable.

The Fund also hereby requests that effectiveness of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, be accelerated to be concurrent with the effectiveness of the above-captioned Registration Statement.

Sincerely,

NUVEEN CALIFORNIA MUNICIPAL VALUE FUND 2

By:	/s/ Kevin J. McCarthy
Kevin J. McCarthy
Vice President and Secretary

Global Markets & Investment Banking

4 World Financial Center - 5th Floor New York, New York 10080

212-449-6500
April 23, 2009

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen California Municipal Value Fund 2 (the “Fund”)
Form N-2 Registration Statement No. 333-157060
Investment Company Act File No. 811-22272

Dear Mr. Grzeskiewicz:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on March 24, 2009 and the Preliminary Prospectus dated March 24, 2009, began on March 24, 2009 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on April 27, 2009, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 28,255 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of shares of common stock of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m., Eastern Time, on April 27, 2009 or as soon as possible thereafter.

Very truly yours,

MERRILL LYNCH & CO.

MERRILL LYNCH, PIERCE, FENNER & SMITH

                                INCORPORATED

On behalf of the several Underwriters

By: MERRILL LYNCH, PIERCE, FENNER & SMITH    INCORPORATED

/s/ Michele Allong

Name: Michele Allong

Title: Assistant Vice President